HEI Exhibit 11

Hawaiian Electric Industries, Inc.
COMPUTATION OF EARNINGS PER SHARE
OF COMMON STOCK
Years ended December 31, 2021, 2020, 2019, 2018 and 2017

(in thousands, except per share amounts)	2021	2020	2019	2018	2017
Net income for common stock	$246,166	$197,824	$217,882	$201,774	$165,297
Weighted-average number of common shares outstanding	109,282	109,140	108,949	108,855	108,749
Adjusted weighted-average number of common shares outstanding	109,580	109,356	109,407	109,146	108,933
Basic earnings per common share	$2.25	$1.81	$2.00	$1.85	$1.52
Diluted earnings per common share	$2.25	$1.81	$1.99	$1.85	$1.52